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                               Healthsource logo

                                                                   March 6, 1997

To the Shareholders of
Healthsource, Inc.:

     We are pleased to inform you that on February 27, 1997, Healthsource, Inc. ("Healthsource" or the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with CIGNA Corporation ("CIGNA") and CHC Acquisition Corp. ("Purchaser"), an indirect, wholly-owned subsidiary of CIGNA, pursuant to which Purchaser has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, $.10 par value per share (the "Shares"), of the Company for $21.75 per Share in cash. Under the Merger Agreement, following the Offer, Purchaser will be merged (the "Merger" and, together with the Offer, the "Transaction") with and into the Company and all Shares not purchased in the Offer (other than Shares held by CIGNA, Purchaser or the Company, or Shares held by dissenting shareholders) will be converted into the right to receive $21.75 per Share in cash.

     Your Board of Directors has unanimously approved the Merger Agreement, the Offer and the Merger and has determined that the Offer and the Merger are fair to and in the best interests of Healthsource's shareholders. The Board unanimously recommends that the Company's shareholders accept the Offer and tender their Shares in the Offer.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Bear, Stearns & Co. Inc., the Company's financial advisor, that the Transaction is fair, from a financial point of view, to the shareholders of Healthsource.

     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated March 6, 1997, of Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

                                   Sincerely,

          Payson sig                               Bagan sig
          Norman C. Payson, M.D.                   Merwyn Bagan, M.D., M.P.H.
          President and Chief Executive
            Officer                                Chairman of the Board

                             [HEALTHSOURCE ADDRESS]